October 12, 2006

VIA EDGAR

Ms. Linda van Doorn
Senior Assistant Chief Accountant
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:   PDI, Inc.
Form 10-K for the year ended December 31, 2005
Filed March 17, 2006
Response letter dated September 15, 2006
File No. 0-24249

Dear Ms. Van Doorn:

On behalf of PDI, Inc. (the “Company”), I am writing in response to the comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its letter dated August 28, 2006 (the “Comment Letter”) with respect to the Company’s annual report on Form 10-K for the year ended December 31, 2005 (the “Form 10-K”).

For your convenience, the Staff’s comments are set forth below in bold, numbered to correspond to the comment numbers used in the Comment Letter and followed by our responses thereto.

Form 10-K

Item 9A Controls and Procedures

(a) Disclosure Controls and Procedures, page 36

1.	Please confirm that in future filings, you will state clearly whether the disclosure controls and procedures were determined to be effective or not effective..

Response:

The Company confirms that in future filings it will state clearly whether the disclosure controls and procedures were determined to be effective or not effective.

The Company acknowledges its responsibility for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosures in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. The Company also understands that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in connection with your review of our filing or in response to your comments on our filing.

Please contact me (phone: (201) 258-8451; facsimile: (201) 258-8541; email: jesmith@pdi-inc.com) if you have any further comments or require additional information.

Yours truly,
/s/ Jeffrey E. Smith
Executive Vice-President and Chief Financial Officer